21002657

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-39048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prager & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center 16th Floor
(No. and Street)

San Francisco California 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhett Thurman 415- 403-1900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

4695 MacArthur Court, Suite 1600 Newport Beach California 92660
(Address) (City) (State) (Zip Code)

PUBLIC

PRAGER & CO., LLC

(SEC ID. NO. 8-39048)

FINANCIAL STATEMENT

December 31, 2020

PUBLIC DOCUMENT

Filed pursuant to 17a-5(e)(3) as a Public Document.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Rhett Thurman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Prager & Co., LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO & COO

Title

A notary public or other officer completing this certification verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Subscribed and sworn to (or affirmed) before

26th day of Feb, 2021

Date *Month* *Year*

by

(1) Rhett D. Thurman

and

(2)

Name(s) of Signer(s)

proved to ~~me on the~~ basis of satisfactory evidence to be the person(s) who appeared before me.

SHANTELL S SMALLS
Notary Public - State of New York
NO. 01SM6249686
Qualified in Nassau County
My Commission Expires Oct 11, 2023

Seal
Place Notary Seal Above

Signature

Signature of Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGER & CO., LLC

CONTENTS

GRANT THORNTON LLP
4695 MacArthur Court
Suite 1600
Newport Beach, CA 92660

D +1 949 553 1600
F +1 949 553 1068

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Prager & Co., LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Prager & Co., LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2020.

Newport Beach, California
February 26, 2021

PRAGER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$ 3,871,933
Cash on deposit with clearing broker-dealer	937,472
Restricted cash on deposit with clearing broker-dealer	152,052
Client fees receivable, net of allowance for doubtful accounts of $83,538	396,795
Related party receivable	20,560
Prepaid expenses and other assets	474,784
Property and equipment, net	365,282
Intangible assets	165,000
Operating lease right-of-use assets	7,732,616
Total assets	$ 14,116,494

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,403,733
Deferred revenue	126,045
Note payable	611,000
Operating lease liabilities	7,885,075
Total liabilities	10,025,853
Members' equity	4,090,641
Total liabilities and members' equity	$ 14,116,494

The accompanying notes are an integral part of these financial statements.

PRAGER & CO., LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2020

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Prager & Co., LLC (the "Company"), a Delaware Limited Liability Company, was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Company offers strategic advisory/mergers and acquisitions, financial advisory, equity and debt private placements, and debt capital markets services, generally to higher education and other tax-exempt institutions, education technology, healthcare and other mission-driven organizations in the United States and internationally from its primary offices in San Francisco and New York. The managing member of the Company is Prager Management Co., LLC, ("PMCo"), a Delaware Limited Liability Company. The Company has 6 non-managing members.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a municipal advisor with the Municipal Securities Rulemaking Board ("MSRB").

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis at December 31, 2020.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less and cash on deposit with its clearing broker dealer to be cash equivalents.

Client Fees Receivable and Allowance for Doubtful Accounts

Client fees receivable, including approximately $149,000 of unbilled receivables, are stated at the amount management expects to collect after discounts and bad debts, taking into account credit worthiness of customers and the Company's history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Account balances are charged off when payments due are no longer expected to be received. The allowance for doubtful accounts amounted to $83,538 as of December 31, 2020.

1. Nature of Business and Summary of Significant Accounting Policies Continued

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Useful Life	Depreciation Method
Computers, software, and office equipment	3 to 5 years	Straight-line
Furniture, fixtures, and equipment	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Included in leasehold improvements is $252,616 of construction-in-progress, which is stated at cost and not depreciated until completion. Upon completion, the leasehold improvements will be depreciated based on the remaining lease term.

Intangible Assets

Intangible assets consist of customer relationships assumed in exchange for a new member interest. $165,000 will be amortized on a straight-line basis over five years. Amortization begins on January 1, 2021 since the Company did not derive any benefits during the year ended December 31, 2020.

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed twelve months are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the accompanying statement of financial condition. There were no finance leases that exceeded twelve months as of and for the year ended December 31, 2020.

ROU assets represent the right to use an underlying asset for the lease term, and the lease liabilities represent the obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The operating lease ROU assets include any lease payments made and exclude lease incentives. The lease terms may include options to extend or terminate the lease that are included when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Sublease income is recorded in income on a straight-line basis as the Company maintains the primary obligation under the leases. Lease agreements with lease and non-lease components, such as a refundable lease deposit, are accounted for separately.

1. Nature of Business and Summary of Significant Accounting Policies Continued

Equity Based Compensation

Issuances of equity awards are initially measured at fair value on the grant date and expensed monthly on a straight-line basis over the service period.

Income Taxes

The Company is a limited liability company, and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

The Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. Management does not believe these changes have an effect on the Company's financial statement as of and for the year ended December 31, 2020.

At December 31, 2020, the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2015.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

1. **Nature of Business and Summary of Significant Accounting Policies Continued**

Recently Adopted Accounting Guidance

ASU 2016-13 Financial Instruments - Credit Losses (Topic 326) ("ASU 2016-13")

Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets at the net amount expected to be collected. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach.

The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. The measurement of expected credit losses will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact to the financial statement.

2. **Revenue from Contracts with Customers**

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue totaled $126,045 at December 31, 2020.

Contract Costs

The Company recognizes revenue from customer expense reimbursements on a gross basis. Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2020.

3. Leases

The Company recognizes leases with an original term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments.

The Company leases office space in San Francisco, California and New York, New York, on terms which require classification as operating leases. The San Francisco sublease, dated February 25, 2019, commenced September 1, 2019 and has a ten-year term with no option to extend or renew. The New York office lease entered into on November 24, 2009, was amended on January 21, 2010, and subsequently on March 31, 2020, and has an eleven-year and two month term with no option to extend or renew. The Company was on a month to month lease arrangement until the amended lease commenced on December 9, 2020, when the Company moved to Suite 2420 in the same building.

The Company also has a month to month sublease arrangement for portions of its office space in New York.

Maturities of operating lease liabilities	
Year ending December 31	
2021	$ 614,356
2022	939,065
2023	1,044,229
2024	1,058,181
2025	1,071,053
Thereafter	5,514,840
Total lease payments	$10,241,724
Less discount	(2,356,649)
Total operating lease liabilities	$ 7,885,075

4. Concentrations of Credit Risk

The Company maintains its cash balances in various financial institutions. These cash balances may, at times, exceed federally insured limits.

As of December 31, 2020, $146,250, or 30% of the Company's client fees receivable and other receivables were due from two customers. The Company collected $90,000 of client fees receivable in January 2021.

5. Property and Equipment

Property and equipment at December 31, 2020 consisted of the following:

Computers, software, and office equipment	$ 143,339
Leasehold improvements in progress	252,616
Total	395,955
Less accumulated depreciation	(30,673)
Property and equipment, net	$ 365,282

6. Net Capital Requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). Under the alternative method permitted by the Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2 percent of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2020, the Company's net capital was $4,139,220, which was $3,889,220 in excess of its minimum requirement of $250,000.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to exemption (k)(2)(ii) of the rule and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Equity Based Compensation

Effective January 1, 2020, the Company established a 2020 equity award plan (the "Plan"), to grant discretionary awards in consideration of employee performance and efforts. The Plan awards are granted as a percentage interest in the Company and represent a contingent right receive a new or increased membership interest in the Company corresponding to the percentage interest set forth in the award. The value is determined by the buy-sell provisions of the Amended & Restated LLC Agreement of Prager Management Co., LLC. The vesting date for one-half of the Plan awards vest January 1, 2021 and the vesting date for the second half of the Plan awards vest January 1, 2022 contingent on certain conditions being satisfied by the employee as of each vesting date. All Plan awards, upon vesting, are exchanged for equity interests (units) in the Company's parent. Compensation costs related to the Plan are recognized on a straight-line basis over the vesting period.

8. Members' Equity

Contributions

Capital contributions during 2020 totaled $1,165,000. Intangible assets valued at $165,000 were contributed for the purchase of a new member interest in the Company, and $1,000,000 was invested by the Managing Member for additional liquidity at the Company.

8. Members' Equity Continued

Withdrawals

Members may withdraw capital with the approval of the Managing Member, as long as the withdrawal would not create a deficiency in the Company's net capital. During the year ended December 31, 2020, $506,917 was returned to certain members upon their request to withdraw their capital.

Distributions

The limited liability company (LLC) agreement provides for distributions at the discretion of the Managing Member. Distributions totaling $590,234 were made and included non-cash distributions of $390,234 to reduce certain member receivables owed to the Company.

Net Income Allocations

Provisions in the LLC agreement specify the priority of income allocations. Allocations of net profit are generally made on a pro rata ownership basis. Allocations of net loss are made first to Non-managing Members until their capital accounts are reduced to zero. Incremental losses are then allocated to the Investment Members and Managing Member.

9. Related Party Transactions

The Company has an agreement with the managing member, PMCo, under which PMCo performs certain functions relating to the management of the Company. Fees allocated from PMCo include compensation and benefit costs for management and employment services to the Company. $15,804 was due from PMCo for overpayment of fees, and $4,756 is due from members for tax payments paid by the Company on their behalf as of December 31, 2020.

10. Off-Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. In accordance with the agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In addition, cash on deposit with the clearing broker includes a clearing deposit of $152,052.

The Company may sell securities that it has not yet purchased, which represent obligations to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines. The Company had no securities sold, not yet purchased as of December 31, 2020.

10. Off-Balance Sheet Risk Continued

In the ordinary course of business, the Company enters into underwriting commitments. There were no underwriting commitments open as of December 31, 2020.

In the ordinary course of business, the Company's customer activities involve the execution, of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company had no such losses in connection with these activities for the year ended December 31, 2020.

11. Employee Benefit Plan

The Company maintains a qualified employee 401(k) profit sharing plan. The plan is self-administered and may be altered or terminated at any time by the Company. The Company matches certain employee contributions and/or makes discretionary profit-sharing contributions. Contributions by the Company to the plan are determined by management within Federal tax limits.

12. Commitments and Contingencies

Litigation

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. Predicting the outcome of a matter is inherently difficult, especially if a claimant seeks unspecified damages, or when examinations or proceedings are at an early stage.

The Company was not aware of any pending litigation as of December 31, 2020.

13. Note Payable

On April 29, 2020, the Company received loan proceeds in the amount of $611,000 under the Paycheck Protection Program ("PPP") through a Small Business Administration approved partner. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying companies to pay for qualifying expenses. The PPP loan accrues interest at a rate of 1% per annum and matures on April 29, 2022. The loan and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. Monthly payments of unforgiven principal and interest begin on the seventh month from the initial disbursement of the loan. The Company has used the proceeds for purposes consistent with the PPP and submitted an application for loan forgiveness on February 9, 2021. The Company received notice on February 20, 2021, that its application was approved and all principal and interest under the loan has been forgiven in full.

14. Line of Credit

The Company had a revolving line of credit with a financial institution under which it could borrow up to $1,000,000 for general operating purposes at an interest rate tied to the financial institution's prime rate. The line of credit was renewed on the terms of the expired agreement on January 28, 2020 and expired on December 15, 2020. There were no borrowings during the year ended December 31, 2020.

15. COVID-19

The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While the impact of Covid-19 on the Company's business and its financial results have not been material to date, given the continuing uncertainties related to the time frame and outcome of the pandemic, the Company will closely monitor developments and maintain adequate liquidity to minimize their impact.

16. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through February 26, 2021, the date which this financial statement was issued.

On January 27, 2021, the Company received proceeds from a second PPP loan in the amount of $636,750. The second PPP loan accrues interest at a rate of 1% per annum. The proceeds will be used for eligible purposes. Monthly payments of unforgiven principal and interest begin on the tenth month from the initial disbursement of the loan.

Effective January 1, 2021, the Company executed an internal reorganization resulting in PMCo becoming the parent entity and sole owner of the Company. Pursuant to the reorganization, the Company entered into a contribution agreement with PMCo and its members to transfer all membership interests to PMCo. In connection with the reorganization, the Company's limited liability agreement is amended and restated and the Company will be operating under the Second Amended and Restated Limited Liability Company Agreement. Also in connection with the restructuring, PMCo adopted the Amended and Restated Limited Liability Company Agreement, pursuant to which PMCo will be governed by a board of managers which will have ultimate authority relating to the overall management of PMCo and the Company. The new ownership structure will not result in a change in the ultimate beneficial ownership of the Company and will not have an impact on the business, operations, or financial statement of the Company.

Nothing additional has occurred outside the ordinary course of business which would require disclosure or recognition as of December 31, 2020.